Issuer Free Writing Prospectus dated September 17, 2020

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 17, 2020

Registration Statement No. 333-230423

Affiliated Managers Group, Inc.

$250,000,000

4.750% Junior Subordinated Notes due 2060

Term Sheet

September 17, 2020

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 4.750% Junior Subordinated Notes due 2060 and should be read together with the preliminary prospectus supplement dated September 17, 2020 relating to the Offering and the accompanying prospectus dated March 21, 2019, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)

Title of Security:	4.750% Junior Subordinated Notes due 2060 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$250,000,000

Expected Ratings (Moody’s / S&P)*:	Baa1 (Negative) /BBB- (Stable)

Trade Date:	September 17, 2020

Expected Settlement Date**:	September 23, 2020 (T+4)

Maturity Date:	September 30, 2060

Minimum Denomination / Multiples:	$25.00 and integral multiples of $25.00 in excess thereof

Interest Payment Dates:	March 30, June 30, September 30 and December 30 of each year, beginning December 30, 2020

Coupon:	4.750%

Price to Public:	$25.00 per Note / 100% of principal amount

Underwriter Purchase Price:	$24.2125 per Note plus accrued interest, if any, from September 23, 2020

Underwriter Purchase Price for Sales to Institutions:	$24.50 per Note plus accrued interest, if any, from September 23, 2020

Over-allotment Option:	The underwriters may purchase up to an additional $37,500,000 aggregate principal amount of Notes for 30 days after the Trade Date in order to cover over-allotments, if any.

Optional Redemption:

Par Call:	On or after September 30, 2025, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Tax Event:	Prior to September 30, 2025, in whole but not in part, at 100% of the principal amount, plus any accrued and unpaid interest

Call for Rating Agency Event:	Prior to September 30, 2025, in whole but not in part, at 102% of the principal amount, plus any accrued and unpaid interest

Optional Deferral:	Up to 20 consecutive quarterly periods per deferral period

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange and, if approved for listing, expects the Notes to begin trading within 30 days after the Settlement Date.

Proceeds, Before Expenses:	$243,201,400 (without exercise of the Over-allotment Option)

Use of Proceeds:	The Issuer intends to use the net proceeds of this Offering for general corporate purposes, which may include the repayment of indebtedness, share repurchases and investments in new and existing boutique investment management firms.

CUSIP / ISIN:	008252 843 / US0082528433

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Barrington Research Associates, Inc.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Deutsche Bank Securities Inc.

Huntington Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter in the Offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322; Morgan Stanley & Co. LLC at 1-866-718-1649; RBC Capital Markets, LLC at 1-866-375-6829; or Wells Fargo Securities, LLC at 1-800-645-3751.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the Notes will be made against payment therefore on or about the closing date which will be on or about the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.